UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 First Quarter 2018 Earnings PresentationMay 14, 2018

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; our ability to identify and/or consummate future acquisitions from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities at attractive prices; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions, which can impact revenue from our renewable energy and conventional power facilities; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; our ability to consummate future acquisitions from AAGES, Algonquin, Abengoa or others; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio or, reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; changes in our tax position and greater than expected liability; conflicts of interests which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and failure to collect insurance proceeds in the expected amounts. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of May 14, 2018. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages               Strong Results in the QuarterRevenues $225.3 M (+14%)Further Adj. EBITDA Incl. Unconsolidated Affiliates1 $179.8 M (+9%)CAFD of $43.0 M  Dividend of $0.32 per share declared by the Board of Directors, representing an increase of 28% compared to Q1’17   Strong commitment from Algonquin25% shareholder, with an additional 16.5% expected to close in Q2 or Q3Acting as new sponsor through ROFO and partnership to drive accretive growth opportunities  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend compensation from our preferred equity investment in Brazil in the three-month period ended March 31, 2017. (see reconciliation on page 27)Timing of closing refers to public information disclosed by Algonquin. Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party to the sale of shares from Abengoa to Algonquin.

 1. Financial Results  2. Strategic Update  AGENDA  3. Q&A   Appendix

 1. Financial Results

 HIGHLIGHTSStrong Results in the First Quarter 2018  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend compensation from our preferred equity investment in Brazil in the three-month period ended March 31, 2017. (see reconciliation on page 27)CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017.      Q1 2017  198.1  165.0  83%  60.9      ∆  +14%  +9%      Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  Q1 2018  225.3  179.8  80%  (29%)  CAFD  43.0  US $ in millions   2

 HIGHLIGHTSSolid Overall Results  Average exchange rates for Q1 2018: (EUR/USD = 1.2336). Average exchange rates for Q1 2017: (EUR/USD = 1.0687). Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend compensation from our preferred equity investment in Brazil in the three-month period ended March 31, 2017. (see reconciliation on page 27)                   US $ in millions 1  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates2  Q1 2018  61.8  Q1 2017   ∆  61.0  1%  60.2  54.8  10%  167.2  131.4  Revenue              Q1 2018  29.5  Q1 2017   ∆  28.5  4%  SOUTH AMERICA  24.2  33.8  (28%)              Q1 2018  133.9  Q1 2017   ∆  108.6  23%  95.4  76.5  25%  Q1 2018       137.6  102.6  Q1 2017       21%  28%   ∆       28.4  23.3  Q1 2018       29.8  26.7  Q1 2017       (5%)  (13%)   ∆       23.8  19.8  Q1 2018       24.2  30.5  Q1 2017       (1%)  (35%)   ∆       5.8  5.2  Q1 2018       6.5  5.3  Q1 2017       (11%)  (1%)   ∆    EMEA    NORTH AMERICA    RENEWABLES    EFFICIENT NATURAL GAS    TRANSMISSION    WATER    Further Adjusted EBITDA incl. unconsolidated affiliates2  Margin  Margin  98%  90%  82%  118%  71%  70%  79%  75%  82%  90%  83%  126%  89%  81 %  US $ in millions 1

 KEY OPERATIONAL METRICSRobust and Steady Overall Performance  Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability divided by contracted availability          GWh produced  Q1 2018  507  Q1 2017  460          GWh produced  Electric availability  Q1 2018  547  Q1 2017  591  97.9%  99.8%          Availability  Q1 2018  Q1 2017  100.0%  94.4%          Availability  Q1 2018  99.1%  Q1 2017  102.5%  RENEWABLES    TRANSMISSION    WATER    EFFICIENT NATURAL GAS    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,446  1,442  2  4  4  3  2  1

     OPERATING CASH FLOW  CASH FLOWStrong Operating Cash Flow       Net change in consolidated cash  US $ in millions   Q1 2018  Q1 2017  Further Adjusted EBITDA incl. unconsolidated affiliates1  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital   Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW     Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend compensation from our preferred equity investment in Brazil in the three-month period ended March 31, 2017. (see reconciliation on page 27)  +51%    (1.1)  165.0  (26.6)  (22.3)  (58.8)  (36.2)  (8.6)  (28.7)  86.4  (1.8)  179.8  (26.8)  (11.7)  130.5  (9.0)  47.5  (101.2)  76.9

 FINANCIAL UPDATEFinancial Update  Quarterly Dividend Increased to $0.32 per share      Quarterly dividend of $0.32 per share declared by the Board of Directors28% increase compared with the first quarter of 2017  RCF Refinancing for $215 million, with maturity in December 2021      Replaces the current $125 million RCF maturing in December 2018Interest at Libor + 1.60% to 1.75% range, assuming our corporate debt target Lowering our Cost of Debt: ~100 basis points lower than the previous RCF

 2. Strategic Update

 CASH FLOW VISIBILITYStrong Cash Flow Generation  Best in class CAFD before debt repayment yield      FY 2016  FY 2017      2018 Guidance    Further Adjusted EBITDA incl. Unconsolidated affiliates    772.1   786.6       770-820    Principal repayments (project level)    (182.6)  (209.7)1      (220)-(230)1    Cash Available For Distribution (CAFD)    171.2   170.6   Yield 2    170-190  Yield 2  CAFD before debt repayments    353.8  380.3  18.9%    390-420  20.1%  US $ in millions  Excludes Solana project debt repayments with proceeds received from Abengoa. $42.5M in December 2017 and $52.5M in March 2018.Yield metrics based on share prices as of May 11, 2018 and midpoint guidance (3) Represent weighted average years remaining as of December 31, 2017.  Over 25 years of Cash flow visibility, with tails in most assets once debt is amortized  PeersBased on FY 17      Yield range 2  11 – 17%  Possibility to extend contracted life   Long-term CAFD profile of existing portfolio assuming no re-contracting      19 years of weighted average contracted life remaining 3

 STRATEGIC UPDATEStrong Commitment from Algonquin with Solid Interest Alignment  Timing of closing refers to public information disclosed by Algonquin. Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party to the sale of shares from Abengoa to Algonquin.  Purchase of 25% stake closed in Q1 2018 Agreement reached to acquire additional 16.5% with closing expected in Q2 or Q3 20181Industrial sponsor with solid industry expertise and investment grade rating  New Strong Shareholder  New Access to Growth  Shareholders Agreement with Algonquin  ROFO agreement signed with AAGESAnalyzing potential opportunities in North America  Maintains Atlantica’s strong corporate governanceAlgonquin to lead future accretive capital increases  1   2   3

 STRATEGIC UPDATEATN3, the First Project to be Developed by AAGES  220-mile 220 kV electric transmission concessional project in Peru    30-year PPA in US dollars100% stakePeruvian Ministry of Energy as off-taker (BBB+/A3 credit rating)Potential acquisition once it reaches commercial operationSynergies with existing Atlantica assets in Peru  Right of First Offer under the AAGES ROFO Agreement      AAGES has secured an exclusivity arrangement with the project lenders to negotiate the necessary agreements to acquire the project

 STRATEGIC UPDATE8-10% DPS Growth Target    2022 DPS target   Existing portfolio growth  2018  2022  Accretive Investments    8 -10%CAGR    Strong Balance Sheet to Capture OpportunitiesCurrent liquidity on hand20% of yearly CAFDPossibility to use corporate debt and/or capital increases while maintaining always the internal corporate leverage ratio of <3x  Accretive Investment OpportunitiesExisting ROFONew ROFO with AAGES/AlgonquinThird partySeveral very advanced opportunities  Early 2018 DPS

 3. Q&A

 Appendix

 RECONCILIATIONSolid CAFD and Cash Generation   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 27)  (3) CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017  (2) Excludes Solana debt repayment with proceeds received from Abengoa. $52.5M in March 2018, included in Change in non-restricted cash at project companies.          CASH GENERATED  US $ in millions   Q1 2018  Q1 2017  (1.1)  (1.8)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates1  165.0  179.8  (26.6)  (26.8)  (23.1)  8.0  (21.5)  (17.7)  88.2  111.0  Deposits in/withdrawals from restricted accounts  7.5  (21.7)  (12.0)  (8.8)  Non-monetary adjustments  Change in non-restricted cash at project companies  (27.3)  (68.0)  CAFD  60.9  43.0  3  +26%    2

       As of Dec. 31,2017    As of Mar. 31,2018  151.4  71.0  148.5  71.0      As of Dec. 31,2017    FINANCINGConservative Leverage at Holding Company Level  Net corporate debt / CAFD pre corporate debt service3  2.3x  Exchange rates as of March 31, 2018: (EUR/USD = 1.2324). Exchange rates as of December 31, 2017: (EUR/USD = 1.2005). Net debt corresponds to gross debt including accrued interest less cash and cash equivalentsBased on midpoint CAFD guidance pre corporate debt service for the year 2018    As of Mar. 31,2018    In $ millions1  505.9  Net Project Debt2  4,929.3  DEBT POSITION  Net Corporate Debt2  494.6  4,954.3  CORPORATE CASH  Corporate Cash at Atlantica Yield  Available Revolver Capacity  Total Corporate Liquidity    222.4  219.5  In $ millions1

       As of Dec
       FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,448.9  159.9  26.8  Net interest and income tax paid  Operations1    In $ millions  MAR 31, 2018  DEC 31, 2017    Acquisitions  Dividends paid  FX translation differences  Accrued interest and other  Abengoa proceeds for Solana debt repayment and other  9.8  31.1  1.5  5,435.2  92.8  103.9  Net debt as of  Net debt as of  77.5  Proceeds from Abengoa Instruments  IFRS 9 impact  39.2  5,342.4

 SELF AMORTIZING PROJECT DEBT STRUCTURE  PROJECT DEBT  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedged  $5,475  $4,123    +$1.3B reduction in the next 5 years  CORPORATE DEBT  Conservative corporate leverage compared to peersNet corporate debt represents less than 10% of total net debtNet corporate debt internal target < 3x CAFD before corporate interest  FINANCINGPrudent Financing Policy

 HISTORICAL FINANCIAL REVIEWKey Financials by Quarter          FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  Revenues     790,881     206,376  261,302  295,272  208,847    971,797     198,146   285,069  291,964  233,202    1,008,381     225,265   F.A. EBITDA margin (%)    80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%    79.8%  Further Adj. EBITDA incl. unconsolidated affiliates    636,510     154,879  207,645  264,262  145,326   772,112     165,049   227,841  236,252  157,433   786,575     179,800   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (12,291)    (2,332)  (2,193)  (2,157)  (2,120)  (8,802)    (1,100)  (2,064)  (2,052)  (2,049)  (7,265)    (1,832)  Further Adjusted EBITDA    624,219     152,547  205,452  262,105  143,206   763,310     163,949  225,777  234,200  155,384   779,310     177,968  Dividends from unconsolidated affiliates    4,417     -  4,984  -  -   4,984     -   -  2,454  549   3,003     -   Non-monetary items    (91,410)    (18,356)  (12,563)  (11,508)  (16,948)  (59,375)    (12,025)  (10.758)  (13,005)  14,906  (20,882)    (8,839)  Interest and income tax paid    (310,234)    (27,613)  (137,371)  (27,183)  (141,890)  (334,057)    (26,610)  (143,081)  (28,976)  (150,866)  (349,533)    (26,760)  Principal amortization of indebtedness net of new indebtedness at project level    (175,389)    (14,254)  (53,851)  (18,792)  (95,739)  (182,636)    (21,522)  (54,528)  (20,330)  (113,362)*   (209,742) *     (17,647)  Deposits into/withdrawals from debt service accounts    (16,837)    (34,155)  12,291  (43,027)  18,186  (46,705)    7,557  (8,157)  (26,581)  (1,205)  (28,386)    (21,720)  Change in non-restricted cash at project companies    72,217     (41,089)  59,969  (90,385)  112,918   41,413     (27,293)   66,886  (143,982)  83,397  (20,992)    (68,031)  Dividends paid to non-controlling interests    (8,307)    -  (5,479)  (3,473)  -  (8,952)    -  (1,801)  (2,837)  -  (4,638)    -  Changes in other assets and liabilities    79,821     (13,237)  (33,824)  (13,957)  39,325   (21,694)    (23,184)   (39,756)  35,747  49,621  22,428    8,060  Asset refinancing    -    14,893  -  -  -  14,893    -  -  -  -  -    -  Cash Available For Distribution (CAFD)    178,496      18,736. .   39,607  53,780 .    59,058   171,181      60,872   34,582  36,690   38,424  170,568     43,031                                     Dividends declared1    117,254    -  29,063  16,335  25,054   70,452    25,054   26,056  29,063  31,067   111,241    32,070   # of shares at the end of the period    100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   DPS (in $ per share)    1.170    -   0.290  0.163   0.250  0.703     0.250  0.260  0.290  0.310  1.110     0.32  Project debt    5,470.7     5,666.8  5,512.1  5,612.9  5,330.5   5,330.5     5,410.3  5,474.1  5,579.5  5,475.2   5,475.2     5,533.8  Project cash    (469.2)     (529.4)  (469.7)  (587.6)  (472.6)   (472.6)     (487.4)  (435.4)  (597.0)  (520.9)   (520.9)     (604.5)  Net project debt    5,001.5     5,137.4  5,042.4  5,025.3  4,857.9   4,857.9     4,922.9  5,038.7  4,982.5  4,954.3   4,954.3     4,929.3  Corporate debt    664.5     669.9  666.3  671.6  668.2   668.2     667.9  684.6  700.9  643.1   643.1     657.3  Corporate cash    (45.5)     (45.4)  (84.9)  (85.8)  (122.2)   (122.2)     (102.0)  (178.9)  (197.1)  (148.5)   (148.5)     (151.4)  Net corporate debt    619.0     624.5  581.4  585.8  546.0   546.0     565.9  505.7  503.8  494.6   494.6     505.9                                    Total net debt    5,620.5     5,761.9  5,623.8  5,611.2  5,403.8   5,403.8     5,488.8  5,544.4  5,486.3  5,448.9   5,448.9     5,435.2  Net Corporate Debt/CAFD pre corporate interests2    2.9x    2.9x  2.7x  2.7x  2.7x  2.7x    2.6x  2.3x  2.3x  2.3x  2.3x    2.3x  Dividends are paid to shareholders in the quarter after they are declaredRatios presented are the ratios shown on each earnings presentationsIncludes the impact of a one-time partial refinancing of ATN2  Debt details  Key Financials  US $ in thousands  US $ in millions  (3)   Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016  (4)  (5)  (5)  (5)  (5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)(6) Excludes Solana debt repayments with proceeds received from Abengoa. $52.5M in March 2018 and $42.5M in December 2017.  (6)  (6)

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter          FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  by Geography                                             NORTH AMERICA       328,139     65,232  100,617  109,491  61,722   337,061     60,952  109,505  99,580  62,668   332,705     61,781    SOUTH AMERICA       112,480     29,008  28,973  30,183  30,599   118,763     28,527  30,161  31,317  30,792   120,797     29,536   EMEA       350,262     112,135  131,712  155,598  116,527   515,973     108,667  145,403  161,067  139,742   554,879     133,948   by Business Sector                                      RENEWABLES       543,012     141,166  201,246  235,844  146,070   724,326     137,664  225,939  230,872  172,751   767,226     167,225   EFFICIENT NATURAL GAS       138,717     35,179  30,289  29,452  33,126   128,046     29,800  29,614  30,240  30,130   119,784     28,387   TRANSMISSION       86,393     23,530  23,383  23,822  24,402   95,137     24,165  23,452  23,447  24,032   95,096     23,840   WATER       22,759     6,501  6,384  6,154  5,249   24,288     6,517  6,064  7,405  6,289   26,275     5,813   Total Revenue       790,881     206,376  261,302  295,272  208,848   971,797     198,146  285,069  291,964  233,202   1,008,381     225,265                                            FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  by Geography                                          NORTH AMERICA       279,559     51,212  89,959  103,049  40,470   284,690     54,753  97,033  91,503  39,039   282,328     60,247        85.2%    78.5%  89.4%  94.1%  65.6%  84.5%    89.8%  88.6%  91.9%  62.3%  84.9%    97.5%   SOUTH AMERICA1       110,905     24,062  23,996  45,496  31,046   124,599     33,757  24,858  25,560  24,591   108,766     24,180        98.6%    82.9%  82.8%  150.7%  101.5%  104.9%    118.3%  82.4%  81.6%  79.9%  90.0%    81.9%  EMEA       246,046     79,605  93,690  115,718  73,810   362,823     76,539  105,951  119,190  93,801   395,481     95,373        70.2%    71.0%  71.1%  74.4%  63.3%  70.3%    70.0%  72.9%  74.0%  67.1%  71.3%    71.2%  by Business Sector                                      RENEWABLES       417,157     102,170  155,253  191,570  89,435   538,427     102,625  176,638  183,344  106,586   569,193     131,434        76.8%    72.4%  77.1%  81.2%  61.2%  74.3%    74.5%  78.2%  79.4%  61.7%  74.2%    78.6%  EFFICIENT NATURAL GAS       107,671     27,079  26,655  26,390  26,367   106,492     26,716  26,126  27,128  26,170   106,140     23,330        77.6%    77.0%  88.0%  89.6%  79.6%  83.2%    89.7%  88.2%  89.7%  86.9%  88.6%    82.2%  TRANSMISSION1       89,047     19,410  19,948  40,551  24,886   104,795     30,459  19,373  18,817  19,046   87,695     19,837        103.1%    82.5%  85.3%  170.2%  102.0%  110.2%    126.0%  82.6%  80.3%  79.2%  92.2%    83.2%  WATER       22,635     6,220  5,789  5,751  4,638   22,398     5,249  5.705  6,964  5,629   23,547     5,199        99.5%    95.7%  90.7%  93.5%  88.3%  92.2%    80.5%  94.0%  94.0%  89.5%  89.6%    89.4%  Total Further Adj. EBITDA incl. unconsolidated affiliates1      636,510     154,879  207,645  264,262  145,325   772,112     165,049  227,842  236,253  157,431   786,575     179,800        80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%    79.8%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

       FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18                                      RENEWABLES (MW)     1,441     1,441  1,441  1,442  1,442   1,442     1,442  1,442  1,442  1,442   1,442     1,446  EFFICIENT NATURAL GAS (electric MW)     300     300  300  300  300   300     300  300  300  300   300     300  TRANSMISSION (Miles)     1,099     1,099  1,099  1,099  1,099   1,099     1,099  1,099  1,099  1,099   1,099     1,099  WATER (Mft3/day)     10.5     10.5  10.5  10.5  10.5   10.5     10.5  10.5  10.5  10.5   10.5     10.5                                      RENEWABLES2 (GWh)     2,536     514  974  1,098  501   3,087     460  1,100  1,017  590   3,167     507   (GWh)     2,465     529  621  649  617   2,416     591  580  615  585   2,372     547   (electric availability %)     101.7%    87.5%  102.5%  103.5%  103.3%  99.1%    99.8%  99.8%  101.6%  100.9%  100.5%    97.9%  TRANSMISSION (availability %)     99.9%    99.9%  99.9%  99.9%  100.0%  100.0%    94.4%  98.8%  99.2%  99.2%  97.9%    100.0%  WATER (availability %)     101.5%    101.5%  102.7%  102.9%  100.2%  101.8%    102.3%  101.9%  102.6%  100.4%  101.8%    99.1%                  EFFICIENT NATURAL GAS 3  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  4  5  6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsIncludes curtailment in wind assets for which we receive compensationEfficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodicallyElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability adjusted as per contractAvailability refers to actual availability divided by contracted availability

       FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18                                         US     24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%  29.5%  18.2%  27.0%    18.8%   Spain     21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%  33.4%  12.6%  21.8%    8.8%   Kaxu    29.3%2    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%                                    WIND3 Uruguay     35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operationsAverage capacity factor in Kaxu for 2015 calculated from August 1, 2015 Includes curtailment production in wind assets for which we receive compensation

 CORPORATE DEBT DETAILSCorporate Debt as of March 31, 2018          US $ in millions2  2019 Notes  Credit Facilities  Maturity  2019  Amounts1  261.1  Total  657.3  2018  53.8  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  110.5  2023  109.8  2024  109.8  (1) Amounts include principal amounts outstanding and interests to be paid in the short term.Exchange rates as of March 31, 2018: (EUR/USD = 1.2324) On May 10, 2018, we signed a new Revolving Credit Agreement with a syndicate of banks in the amount of $215 million. The agreement, once effective, will replace the current Tranche A Revolving Credit Facility ahead of its maturity of December 2018.   2018  12.3  (Other facilities)  (Tranche A)  3

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period          Q1 2018  Q1 2017  (2.6)  3.3    (11.8)  (4.8)  (4.5)  4.7  (0.7)  96.3  101.6  237.3  76.8  74.6  1.1  1.8  (1.4)  323.4    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  179.8  165.0  Further Adjusted EBITDAincl. unconsolidated affiliates  76.7  103.4  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  163.9  178.0  10.4  -  Dividend from exchangeable preferred equity investment in ACBH or its compensation

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown1  CURRENCY2  SECTOR  GEOGRAPHY  All amounts based on CAFD estimations for the next three years and assumes no acquisitions Including the effect of currency swap agreements    of long term interest rate in projects is fixed or hedged  ~ 90%  90  Denominatedin USD  %  35% North America45% Europe9% South America11% RoW          73% Renewable16% Efficient Natural Gas 8% Transmission 3% Water           +

    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CCV  RENEWABLE ENERGY  Solana    100% (2)  USA (Arizona)  280 MW  APS  A-/A3/A-  26  USD    Mojave    100%  USA (California)  280 MW  PG&E  BBB+/Baa1/BBB+  22  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  20/19  EUR (4)    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19  EUR (4)    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A-/Baa1/A-  14/16  EUR (4)    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19  EUR (4)    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  20  EUR (4)    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A-/Baa1/A-  17/17/18  EUR (4)    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  21  EUR (4)    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A-/Baa1/A-  18  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Baa3/BB+ (3)  17  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  16  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  17  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  15  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  15  USD (5)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  23  USD (5)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  26  USD (5)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  15  USD (5)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  17  USD (5)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  20  USD (5)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  16  USD (5)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  20  USD (5)  Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in Euros dollarized through currency hedges.USD denominated but payable in local currency.          AT A GLANCESizeable and Diversified Asset Portfolio

 Great West House, GW1, 17th Floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 14, 2018	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer